FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
NINE MONTHS ENDED SEPTEMBER 30, 2004

Highlights for the Period

[All figures in Chilean Pesos]

  Net Income grew 36.3%, based on an important 10.7% improvement in Operating Income, as well as a 20.6% increase in Non Operating Income.

  Operating Income improved basically as a consequence of higher Operating Income in our :
    Generation subsidiaries in Colombia and Brazil
    Distribution subsidiaries in Colombia and Argentina
  Non operating income also improved, and mainly due to a :
    21.1% reduction in net financial expenses
    33.5% increase in net income from related companies
  Physical sales confirmed the increasing trend exhibited during 2004, based on the recovery of the economy, confirming the trend shown since 2H 2003
    Physical sales in generation increased 4.8%, from 38,104 GWh to 39,939 GWh
    Physical sales in distribution increased 5.6%, from 36,846 GWh to 38,905 GWh

  As in previous quarters, our client base grew again, adding more than 400,000 new clients to be served by our distribution subsidiaries.

  Demand for electricity showed a sustained growth in all our concession areas, as follows :
    Argentina: 5.2%
    Brazil: 4.5%
    Chile: 8.2%
    Colombia: 4.2%
    Peru: 6.7%

  As result of our efforts to improve the efficiency in our distribution business, labor productivity increased 7.0%, from 1,423 clients per employee in September 2003, up to 1,523 clients per employee.

  In Chile, two important facts took place in the generation business :
    The new hydroelectric power plant Ralco started its operations, whose installed capacity resulted greater than originally expected.
    Endesa’s average regulated tariff adjustment resulted in a 4.3% increase in US$ and 6.5% in Ch$.

  As planned, indebtedness was reduced by US$ 310 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 1

PRESS RELEASE Nine Months 2004 – Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 2

PRESS RELEASE Nine Months 2004 – Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 3

PRESS RELEASE Nine Months 2004 – Market Information

General Information

(Santiago, Chile, October 28, 2004) Enersis (NYSE: ENI), announced today consolidated financial results for nine months, ended September 30, 2004. All figures are in both, US$ and Ch$, and in accordance to Chilean Generally Accepted Accounting Principles (Chilean GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to September 30, 2003, and figures have been adjusted by the CPI variation between both periods, equal to 1.6%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of September 30, 2004, equal to US$1 = Ch$608.90, which compared to the exchange rate of US$1 = Ch$660.97, represents a Chilean peso appreciation of 7.9% against the US$.

The consolidation includes the following investment vehicles and companies,
a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM Ltd. and Inm. Manso de Velasco.
b)	Outside Chile: Distrilima (Peru), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information booked as of September 30, 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 4

PRESS RELEASE Nine Months 2004 – Market Information

Simplified Organizational Structure

enersis
Distribution
Trading
Generation
Transmission
Chilectra 98.2%
Edesur 65.1%
Edelnor 33.4%
Cerj 80.4%
Coelce 31.2%
Codensa 21.7%
CEMSA 45.0%
Endesa Chile 60.0%
Costanera 64.3%
El Chocón 47.4%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
C.G.T.F 48.8%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
GasAtacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
Engineering
Ingendesa 97.6%
Infrastructure
Túnel El Melón 100%
Gas Pipeline
Atacama Chile 50.0%
Electrogás 42.5%
Atacama Argentina 50.0%
Gasoducto Tal Tal 50.0%
Services
CAM 100%
Real Estate
Inmobiliaria M. Velasco 100%
Information & Telecommunications
Synapsis 100%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 5

PRESS RELEASE Nine Months 2004 – Market Information

Market Information

Equity Market

The improved risk perception of the Latin-American macroeconomic situation, together with the recovery in demand for electricity in the majority of the areas under concession is reflected in a sustained growth in the liquidity of the Enersis shares, both on the local market and on the New York Stock Exchange through the ADRs.

Over the last 12 months, the stock price has risen over 16.5%, from Ch$75.25 to Ch$87.70.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 6

PRESS RELEASE Nine Months 2004 – Market Information

Over the last 12 months, the ADR price has risen over 25%, from US$5.78 to US$7.24, compared very favorably respect to the 8.7% variation of the Dow Jones for the same period.

Source: Bloomberg

Over the last 12 months, the Enersis unit price has raised over 19%, from € 4.92 to € 5.86.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 7

PRESS RELEASE Nine Months 2004 – Market Information

Market Perception

The latest research published on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$(*)

October 25, 204	BBVA	Mariela Uturriaga	8.30	Outperform
October 18, 2004	UBS	Gustavo Gattass	7.56	Neutral 2
September 28, 2004	Santander	Raimundo Valdés	8.20	Buy
September 22, 2004	Smith Barney	Stephen Trent	7.50	Hold
September 1, 2004	Bear Stearns	Rowe Michels	8.30	Peer Perform
August 9, 2004	Raymond James	Ricardo Cavanagh	8.00	Buy
August 4, 2004	Credit Suisse	Emerson Leite	7.50	Outperform
July 28, 2004	Merrill Lynch	Frank McGann	8.80	Buy

ADR average target price (US$)			8.02

Debt Market

The risk perception of the bondholders has improved after the uncertainty produced by the gas crisis abated, returning to prices over 100% of par value, as suggested in the following chart. This reflects the confidence in the capacity of Enersis to pay, in time and form its debt.

Enersis Yankee Bonds

% of Par Value

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 8

PRESS RELEASE Nine Months 2004 – Market Information

Risk Rating Classification

International risk rating classification:

Standard & Poor’s:	BBB- / Stable

Rationale

“The BBB- corporate credit rating on Enersis reflects its solid business position in Chile and significantly improved financial profile, offset by the weak performance of its investments in Argentina and Brazil”.

Fitch:	BBB- / Stable

Rationale

“The ratings and Rating Outlook of Enersis reflect the success of the company’s financial strategy implemented during 2003 and early 2004, which resulted in an improved capital structure and increased financial flexibility consistent with Fitch Ratings’ expectations”.

Moody’s:	Ba2 / Stable

Rationale

“The Ba2 senior unsecured rating reflects improvements in operating and financial performance including a significant decrease in balance sheet leverage resulting from an increase in equity and a reduction in consolidated debt, and continued improvements in the performance of Enersis’ 60% subsidiary, Endesa Chile”.

Local risk rating classification:

Feller Rate:	A+ / Stable
Fitch:	A / Stable
Humphrey’s:	BBB / Stable

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 9

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement

Consolidated Income Statement

Under Chilean GAAP, million Ch$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	9M 03	9M 04	Var 04-03	Chg %

Revenues from Generation	726,034	788,894	62,860	8.7%
Revenues from Distribution	1,286,477	1,442,857	156,380	12.2%
Revenues from Engineering and Real Estate	23,593	20,403	(3,190)	(13.5%)
Revenues from Other Businesses	103,389	106,395	3,006	2.9%
Consolidation Adjustments	(249,434)	(252,114)	(2,680)	(1.1%)

Operating Revenues	1,890,059	2,106,435	216,376	11.4%

Op. Costs from Generation	(429,200)	(489,288)	(60,088)	(14.0%)
Op. Costs from Distribution	(1,026,280)	(1,132,639)	(106,359)	(10.4%)
Op.Costs from Engineering and Real Estate	(20,473)	(17,833)	2,640	12.9%
Op.Costs from Other Businesses	(76,453)	(84,912)	(8,459)	(11.1%)
Consolidation Adjustments	228,393	232,284	3,891	1.7%

Operating Costs	(1,324,013)	(1,492,388)	(168,375)	(12.7%)

Operating Margin	566,046	614,047	48,001	8.5%

SG&A from Generation	(23,131)	(23,875)	(744)	(3.2%)
SG&A from Distribution	(107,416)	(105,942)	1,474	1.4%
SG&A from Engineering and Real Estate	(1,924)	(2,322)	(398)	(20.7%)
SG&A from Other Businesses	(21,201)	(21,814)	(613)	(2.9%)
Consolidation Adjustments	22,352	21,250	(1,102)	(4.9%)

Selling and Administrative Expenses	(131,320)	(132,703)	(1,383)	(1.1%)

Operating Income	434,726	481,344	46,618	10.7%

Interest Income	54,838	54,523	(315)	(0.6%)
Interest Expense	(329,994)	(271,502)	58,492	17.7%
Net Financial Income (Expenses)	(275,156)	(216,979)	58,177	21.1%
Equity Gains from Related Companies	21,373	28,365	6,992	32.7%
Equity Losses from Related Companies	(127)	(0)	127	99.7%
Net Income from Related Companies	21,246	28,365	7,119	33.5%
Other Non Operating Income	167,477	57,252	(110,225)	(65.8%)
Other Non Operating Expenses	(188,962)	(98,026)	90,936	48.1%
Net other Non Operating Income (Expense)	(21,485)	(40,774)	(19,289)	(89.8%)
Price Level Restatement	(7,401)	(898)	6,503	87.9%
Foreign Exchange Effect	(503)	12,658	13,161	-
Net of Monetary Exposure	(7,904)	11,761	19,665	-
Positive Goodwill Amortization	(40,910)	(39,725)	1,185	2.9%

Non Operating Income	(324,209)	(257,353)	66,856	20.6%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	110,517	223,991	113,474	102.7%

Extraordinary Items	-	-	-	-
Income Tax	(78,649)	(126,546)	(47,897)	(60.9%)
Minority Interest	(54,525)	(75,679)	(21,154)	(38.8%)
Negative Goodwill Amortization	48,602	13,588	(35,014)	(72.0%)

NET INCOME	25,945	35,354	9,409	36.3%

R.A.I.I.D.A.I.E.	720,207	798,151	77,944	10.8%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 10

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement

Under Chilean GAAP, thousand US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	9M 03	9M 04	Var 04-03	Chg %

Revenues from Generation	1,192,370	1,295,605	103,235	8.7%
Revenues from Distribution	2,112,789	2,369,612	256,823	12.2%
Revenues from Engineering and Real Estate	38,747	33,508	(5,239)	(13.5%)
Revenues from Other Businesses	169,796	174,733	4,937	2.9%
Consolidation Adjustments	(409,647)	(414,048)	(4,401)	(1.1%)

Operating Revenues	3,104,055	3,459,410	355,355	11.4%

Op. Costs from Generation	(704,878)	(803,561)	(98,683)	(14.0%)
Op. Costs from Distribution	(1,685,466)	(1,860,140)	(174,674)	(10.4%)
Op.Costs from Engineering and Real Estate	(33,623)	(29,287)	4,336	12.9%
Op.Costs from Other Businesses	(125,559)	(139,451)	(13,892)	(11.1%)
Consolidation Adjustments	375,091	381,481	6,390	1.7%

Operating Costs	(2,174,434)	(2,450,957)	(276,523)	(12.7%)

Operating Margin	929,621	1,008,453	78,832	8.5%

SG&A from Generation	(37,988)	(39,210)	(1,222)	(3.2%)
SG&A from Distribution	(176,410)	(173,989)	2,421	1.4%
SG&A from Engineering and Real Estate	(3,160)	(3,813)	(653)	(20.7%)
SG&A from Other Businesses	(34,819)	(35,825)	(1,006)	(2.9%)
Consolidation Adjustments	36,709	34,899	(1,810)	(4.9%)

Selling and Administrative Expenses	(215,668)	(217,939)	(2,271)	(1.1%)

Operating Income	713,953	790,514	76,561	10.7%

Interest Income	90,061	89,543	(518)	(0.6%)
Interest Expense	(541,951)	(445,889)	96,062	17.7%
Net Financial Income (Expenses)	(451,890)	(356,346)	95,544	21.1%
Equity Gains from Related Companies	35,101	46,584	11,483	32.7%
Equity Losses from Related Companies	(208)	(1)	207	99.7%
Net Income from Related Companies	34,893	46,584	11,691	33.5%
Other Non Operating Income	275,048	94,026	(181,022)	(65.8%)
Other Non Operating Expenses	(310,333)	(160,989)	149,344	48.1%
Net other Non Operating Income (Expenses)	(35,285)	(66,963)	(31,678)	(89.8%)
Price Level Restatement	(12,155)	(1,475)	10,680	87.9%
Foreign Exchange Effect	(826)	20,789	21,615	-
Net of Monetary Exposure	(12,980)	19,314	32,294	-
Positive Goodwill Amortization	(67,187)	(65,241)	1,946	2.9%

Non Operating Income	(532,449)	(422,652)	109,797	20.6%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	181,504	367,862	186,358	102.7%

Extraordinary Items	-	-	-	-
Income Tax	(129,165)	(207,828)	(78,663)	(60.9%)
Minority Interest	(89,547)	(124,289)	(34,742)	(38.8%)
Negative Goodwill Amortization	79,819	22,316	(57,503)	(72.0%)

NET INCOME	42,610	58,062	15,452	36.3%

R.A.I.I.D.A.I.E.	1,182,800	1,310,808	128,008	10.8%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 11

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement Analysis

Consolidated Income Statement Analysis
(As seen in the FECU)

Net Income

As of September 30, 2004, the Company registered a Net Income of $35.354 million which, compared to the $25.945 million as of the same date last year, reflects an increase of $9.409 million. This variation is explained as follows:

Operating Income

Activities of Enersis are developed through subsidiaries in 5 different countries where the Company operates. Core business of the Company are Generation and Distribution of electricity.

Table 3

	9M 03				9M 04

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa S.A.	744,141	(444,369)	(23,795)	275,977	804,456	(502,620)	(24,745)	277,091
Chilectra S.A.	324,117	(226,982)	(24,449)	72,686	344,969	(243,574)	(28,957)	72,438
Edesur S.A.	153,693	(136,847)	(23,110)	(6,264)	166,886	(143,669)	(22,010)	1,207
Distrilima (Edelnor)	149,291	(111,648)	(13,738)	23,905	142,847	(108,298)	(13,048)	21,501
Cerj	262,310	(226,501)	(8,304)	27,505	289,784	(238,398)	(11,564)	39,822
Investluz (Coelce)	167,344	(125,250)	(22,707)	19,387	207,098	(181,123)	(24,133)	1,842
Luz de Bogotá (Codensa S.A.)	229,721	(199,052)	(15,108)	15,561	291,273	(217,577)	(6,230)	67,466
CAM Ltda.	66,842	(52,595)	(4,564)	9,683	70,232	(59,460)	(5,099)	5,673
Inmobiliaria Manso de Velasco Ltda.	5,486	(5,305)	(1,261)	(1,080)	4,841	(4,501)	(1,452)	(1,112)
Synapsis Soluciones y Servicios IT Ltda.	33,202	(22,992)	(4,777)	5,433	32,852	(24,602)	(4,200)	4,050
Enersis Holding and other investment vehicles	3,346	(866)	(11,860)	(9,380)	3,311	(849)	(12,515)	(10,053)
Consolidation Adjustments	(249,434)	228,394	22,353	1,313	(252,114)	232,283	21,250	1,419

Total Consolidation	1,890,059	(1,324,013)	(131,320)	434,726	2,106,435	(1,492,388)	(132,703)	481,344

Table 3.1

	9M 03				9M 04

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa S.A.	1,222,107	(729,790)	(39,079)	453,239	1,321,163	(825,456)	(40,639)	455,068
Chilectra S.A.	532,299	(372,774)	(40,153)	119,373	566,545	(400,023)	(47,556)	118,965
Edesur S.A.	252,411	(224,745)	(37,954)	(10,287)	274,078	(235,948)	(36,147)	1,982
Distrilima (Edelnor)	245,181	(183,360)	(22,562)	39,259	234,598	(177,858)	(21,429)	35,311
Cerj	430,793	(371,984)	(13,638)	45,172	475,914	(391,522)	(18,992)	65,400
Investluz (Coelce)	274,830	(205,699)	(37,292)	31,839	340,118	(297,459)	(39,634)	3,025
Luz de Bogotá (Codensa S.A.)	377,272	(326,904)	(24,812)	25,556	478,359	(357,328)	(10,232)	110,800
CAM Ltda.	109,775	(86,377)	(7,495)	15,902	115,342	(97,652)	(8,374)	9,317
Inmobiliaria Manso de Velasco Ltda.	9,010	(8,712)	(2,071)	(1,774)	7,950	(7,392)	(2,385)	(1,826)
Synapsis Soluciones y Servicios IT Ltda.	54,528	(37,760)	(7,845)	8,923	53,953	(40,404)	(6,898)	6,651
Enersis Holding and other investment vehicles	5,495	(1,422)	(19,478)	(15,405)	5,438	(1,394)	(20,553)	(16,510)
Consolidation Adjustments	(409,647)	375,093	36,710	2,156	(414,048)	381,480	34,899	2,330

Total Consolidation	3,104,055	(2,174,434)	(215,668)	713,953	3,459,410	(2,450,957)	(217,939)	790,514

The Company’s Operating Income as of September 30th., of this year amounted to $481,344 million, reflecting an increase of $46,618 million, or 10.7%. This increase is principally due to an important rise in operating income in the Generating subsidiaries in Colombia and Brazil and Distribution subsidiaries in Colombia and Argentina.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 12

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement Analysis

If we deduct the effects of the revaluation of the Chilean Peso against the US Dollar, which rose in value by 7.9% between September 30, 2003 and September 30, 2004 from $660,97 to $608,90, respectively, the increase in the Operating Income would have been 16.9%.

Non Operating Income

The company’s non-operating result improved by $66,856 million or 20.6% partially recovering from a loss of $324,209 million as of September 30, 2003 to a loss of $257,353 million as of September 30 of this year.

Financial expenses net of financial income decreased by $58,177 million or 21.1% from a net expense of $275,156 million as of September 30, 2003 to a net expense of $216,979 million in this period. This decrease in expenses is principally due to the reduction in debt that the group has experienced during the past 15 months.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 13

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement Analysis

Income from investments in related companies shows an increase of $7,119 million or 33.5%, rising from a profit of $21,246 million as of September 2003 to a profit of $28,365 million as of September 2004. This is due fundamentally to the increase of $9,762 million in the results registered in the affiliate Central Generadora de Fortaleza (CGTF) as a result of the initiation of the operations of the plant at the beginning of the year.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to $39,725 million, a reduction of 2.9%. The reduced amortization is due to the effect of the Chilean Peso exchange rate on the foreign subsidiaries controlled in US Dollars and that have a positive goodwill.

Net other non-operating income and expenses fell by $19,289 million from a loss of $21,485 million in September 2003 to a loss of $40,774 million as of September 2004. The principal reasons for this variation are the following:

  A decrease of $66,561 million in profits on the sale of investments.

  A rise to $4,796 million in the Equity Tax in Colombia corresponding to 1.2% which is applied to all the companies based in Colombia.

  An increase of $7,634 million in provisions on obsolescence and write off of fixed assets.

  A reduction of $4,587 million in dividends from affiliated companies.

The above was partially compensated by the following:

  A reduction of $30,264 million in losses as a result of the adjustment on the conversion to Chilean norms following the application of Technical Bulletin Nº 64, mainly on the subsidiaries in Brazil. This was mainly caused by the appreciation of the Brazilian Real against the US Dollar during the year 2003 and its impact on the structure of the monetary assets and liabilities.

  A reduction of $14,211 million in provisions on contingencies and lawsuits.

  A reduction of $9,636 million in Brazilian Pension Schemes.

  Indemnity of $8,112 million received by Edesur from Alstom-Pirelli on the case involving the Azopardo sub-station.

Price-level restatement and foreign exchange differences show an increase of $19,665 million respect to the same period of last year, rising from a loss of $7,904 million as of September 30, 2003 to profit of $11,761 million during the current period. This is principally due to the effects of holding, during this period, an active position in US Dollars and the nominal devaluation of 2.5% of the Chilean Peso as of September 30, 2004 as compared to the revaluation of the Chilean Peso of 8.0% as of the same date of the year before. These effects were compensated to a large extent by exchange insurance maintained by the company.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 14

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement Analysis

Income Tax and Deferred Taxes. As of September 30, 2004, the company shows an increase of $47,897 million in respect of the previous year rising from $78,649 million in tax expenses as of September 2003 to an expense of $126,546 million in the current period.

Income Tax expense variation

Miliion Ch$	Sep-03	Sep-04	Var 04-03

Income Tax	(86,738)	(83,929)	2,809
Deferred Income Tax	8,089	(42,617)	(50,706)

Total	(78,649)	(126,546)	(47,897)

Income Tax expense variation

Thousand US$	Sep-03	Sep-04	Var 04-03

Income Tax	(142,450)	(137,837)	4,613
Deferred Income	13,285	(69,990)	(83,275)

Total	(129,166)	(207,827)	(78,662)

The reduction of $2,809 million in income tax is explained mainly by the fact that in the year 2003 the company incorporated the tax on the profit resulting from the sale of its investments in Río Maipo, Canutillar and Infraestructura 2000 amounting to $27,253 million. This was partially compensated by the increase in taxes this year due to the increase of $12,956 million and $5,261 million in taxable profits in the subsidiaries, Codensa and Emgesa, respectively, and the rise in the subsidiaries Cerj by $3,828 million and in Chilectra by $2,017 million.

With regard to deferred taxes, these show a negative variation of $50,706 million, explained mainly by the generating subsidiaries in Argentina (Central Costanera and Chocón) for $35,222 million. This is the outcome of the fact that in June, 2003 the companies registered for the first time the effects of tax losses (mainly the devaluation of the Argentine Peso), that the companies had as of that date ($24,332 million in profits from deferred taxes). However, as a result of the recovery in the exchange rate and of the improved results of the companies, the tax loss has reduced, reflecting losses of $10,501 million as of September 2004 due to the reversal in deferred taxes. Other significant effects were the increase of $8,343 million in expenses from deferred taxes in Enersis, $5,167 million in Edelnor, $5,384 million in Endesa Chile and $5,232 million in Edegel.

Amortization on negative goodwill amounted to $13,588 million which, when compared to the same period of the previous year, reflects a reduction of $35,014 million. The reduction in the amortization is explained by the acceleration that took place in 2003 of the greater added value following the investment in Cerj that same year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 15

PRESS RELEASE Nine Months 2004 – Consolidated Income Statement Analysis

Evolution Of Key Financial Ratios

Table 4

Indicator	Unit	9M 03	9M 04	Var 04-03	Chg %

Liquidity	Times	1.04	1.43	0.39	37.5%
Acid ratio test *	Times	0.98	1.31	0.33	33.7%
Working capital	million Ch$	52,130	443,390	391,260	750.5%
Working capital	thousands US$	85,613	728,182	642,569	750.5%
Leverage **	Times	0.89	0.83	(0.06)	(6.7%)
Short-term debt	%	0.21	0.21	-	0.0%
Long-term debt	%	0.79	0.79	-	0.0%
Interest Coverage***	Times	3.46	4.27	0.81	23.4%
EBITDA****	th. US$	1,270,715	1,294,245	23,530	1.9%
ROE	%	1.03%	1.34%	0.31%	30.1%
ROA	%	0.22%	0.32%	0.10%	45.5%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio as of September 30, 2004 was 1.43, a 37.5% improvement over the ratio as of the same date in the previous year. This reflects the improved financial situation of the company.

Leverage ratio as of September 30, 2004 was 0.83 times, reflecting a slight decrease respect to the same period of the year 2003. This reduction is mainly due to the capital increase during the second preferential option period that took place in December, 2003 and to the effects of the exchange rate, given that a large proportion of the debt is indexed to the US Dollar.

On the other hand, return on equity amounted to 1.34%. As of the same date of last year, this was 1.03%. This increase in yield is the result of a larger profit for the period respect to last year, compensated by a larger equity as of September, 2004.

Return on assets rose from 0.22% in September, 2003 to 0.32% as of September, 2004. This increase is basically due to the improved results for the period and to the reduction in total assets.

Interest Coverage improved significantly, achieving a ratio comparable with companies rated A or better.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 16

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet

Consolidated Balance Sheet

Assets Under Chilean GAAP, Million Ch$

Table 5

ASSETS - (million Ch$)	9M 03	9M 04	Var 04-03	Chg %

CURRENT ASSETS
Cash	28,271	58,071	29,800	105.4%
Time deposits	327,745	361,085	33,340	10.2%
Marketable securities	12,559	14,704	2,145	17.1%
Accounts receivable	493,910	553,550	59,640	12.1%
Notes receivable	4,975	2,640	(2,335)	(46.9%)
Other accounts receivable	94,544	41,450	(53,094)	(56.2%)
Amounts due from related companies	14,697	128,727	114,030	-
Inventories	56,247	79,078	22,831	40.6%
Income taxes to be recovered	68,534	88,990	20,456	29.8%
Prepaid expenses	17,639	40,181	22,542	127.8%
Deferred income taxes	59,103	70,351	11,248	19.0%
Other current assets	54,049	44,467	(9,582)	(17.7%)
Net of long-term leasing contracts	-	-	-	-
Net of assets for leasing	-	-	-	-

Total currrent assets	1,232,274	1,483,293	251,019	20.4%

PROPERTY, PLANT AND EQUIPMENT
Property	123,914	117,851	(6,063)	(4.9%)
Buildings and infraestructure	10,852,730	10,432,662	(420,068)	(3.9%)
Plant and equipment	1,973,402	1,833,441	(139,961)	(7.1%)
Other assets	446,765	351,229	(95,536)	(21.4%)
Technical re-appraisal	697,448	635,095	(62,353)	(8.9%)
Sub - Total	14,094,258	13,370,278	(723,980)	(5.1%)
Accumulated depreciation	(5,156,362)	(5,211,747)	(55,385)	(1.1%)

Total property, plant and equipment	8,937,896	8,158,532	(779,364)	(8.7%)

OTHER ASSETS
Investments in related companies	201,482	207,299	5,817	2.9%
Investments in other companies	150,920	102,066	(48,854)	(32.4%)
Positive goodwill	812,924	745,423	(67,501)	(8.3%)
Negative goodwill	(75,420)	(67,755)	7,665	10.2%
Long-term receivables	143,543	110,002	(33,541)	(23.4%)
Amounts due from related companies	146,571	755	(145,816)	(99.5%)
Deferred income taxes	-	-	-	-
Intangibles	86,210	85,782	(428)	(0.5%)
Accumulated amortization	(42,412)	(45,579)	(3,167)	(7.5%)
Others	232,617	172,774	(59,843)	(25.7%)
Net of long-term leasing contracts	-	-	-	-

Total other assets	1,656,435	1,310,767	(345,668)	(20.9%)

TOTAL ASSETS	11,826,606	10,952,592	(874,014)	(7.4%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 17

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet

Assets Under Chilean GAAP, Thousand US$

Table 5.1

ASSETS - (thousand US$)	9M 03	9M 04	Var 04-03	Chg %

CURRENT ASSETS
Cash	46,429	95,370	48,941	105.4%
Time deposits	538,258	593,011	54,753	10.2%
Marketable securities	20,625	24,149	3,524	17.1%
Accounts receivable	811,151	909,099	97,948	12.1%
Notes receivable	8,171	4,335	(3,836)	(46.9%)
Other accounts receivable	155,271	68,074	(87,197)	(56.2%)
Amounts due from related companies	24,137	211,409	187,272	-
Inventories	92,375	129,870	37,495	40.6%
Income taxes to be recovered	112,554	146,149	33,595	29.8%
Prepaid expenses	28,969	65,989	37,020	127.8%
Deferred income taxes	97,066	115,538	18,472	19.0%
Other current assets	88,766	73,028	(15,738)	(17.7%)
Net of long-term leasing contracts	-	-	-	-
Net of assets for leasing	-	-	-	-

Total currrent assets	2,023,771	2,436,021	412,250	20.4%

PROPERTY, PLANT AND EQUIPMENT
Property	203,504	193,548	(9,956)	(4.9%)
Buildings and infraestructure	17,823,502	17,133,621	(689,881)	(3.9%)
Plant and equipment	3,240,930	3,011,071	(229,859)	(7.1%)
Other assets	733,724	576,826	(156,898)	(21.4%)
Technical re-appraisal	1,145,422	1,043,020	(102,402)	(8.9%)
Sub - Total	23,147,082	21,958,086	(1,188,996)	(5.1%)
Accumulated depreciation	(8,468,323)	(8,559,282)	(90,959)	(1.1%)

Total property, plant and equipment	14,678,759	13,398,804	(1,279,955)	(8.7%)

OTHER ASSETS
Investments in related companies	330,895	340,449	9,554	2.9%
Investments in other companies	247,856	167,624	(80,232)	(32.4%)
Positive goodwill	1,335,070	1,224,212	(110,858)	(8.3%)
Negative goodwill	(123,863)	(111,275)	12,588	10.2%
Long-term receivables	235,741	180,658	(55,083)	(23.4%)
Amounts due from related companies	240,714	1,239	(239,475)	(99.5%)
Deferred income taxes	-	-	-	-
Intangibles	141,584	140,880	(704)	(0.5%)
Accumulated amortization	(69,653)	(74,855)	(5,202)	(7.5%)
Others	382,029	283,748	(98,281)	(25.7%)
Net of long-term leasing contracts	-	-	-	-

Total other assets	2,720,373	2,152,680	(567,693)	(20.9%)

TOTAL ASSETS	19,422,904	17,987,505	(1,435,399)	(7.4%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 18

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Million Ch$

Table 6

LIABILITIES - (million Ch$)	9M 03	9M 04	Var 04-03	Chg %

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	316,711	239,026	(77,685)	24.5%
Due to banks and fin. institutions (short-term position)	192,996	118,675	(74,321)	38.5%
Commercial paper equivalent	-	-	-
Bonds payable (short-term)	73,339	80,984	7,645	(10.4%)
Long-term liabilities maturing before one year	28,655	24,447	(4,208)	14.7%
Dividends payable	2,143	3,825	1,682	(78.5%)
Accounts payable	215,839	209,144	(6,695)	3.1%
Notes payable	23,890	6,925	(16,965)	71.0%
Miscellaneous payables	62,783	46,174	(16,609)	26.5%
Accounts payable to related companies	18,267	88,878	70,611	-
Provisions	50,919	52,732	1,813	(3.6%)
Withholdings	52,856	58,375	5,519	(10.4%)
Income tax	51,994	37,143	(14,851)	28.6%
Anticipated income	16,052	8,442	(7,610)	47.4%
Deferred taxes	-	-	-	-
Reinbursable financial contribution	2,735	2,213	(522)	19.1%
Other current liabilities	70,967	62,922	(8,045)	11.3%

Total current liabilities	1,180,144	1,039,903	(140,241)	11.9%

LONG-TERM LIABILITIES
Due to banks and financial institutions (long-term position)	1,425,138	720,895	(704,243)	49.4%
Bonds payable	2,327,159	2,568,496	241,337	(10.4%)
Notes payable	169,160	169,135	(25)	0.0%
Miscellaneous payables	19,760	25,081	5,321	(26.9%)
Amounts payable to related companies	96	-	(96)	100.0%
Provisions	321,063	335,721	14,658	(4.6%)
Deferred taxes	48,890	62,586	13,696	(28.0%)
Reinbursable financial contribution	10,447	6,921	(3,526)	33.7%
Other long-term liabilities	65,112	39,290	(25,822)	39.7%
			0

Total long-term liabilities	4,386,825	3,928,125	(458,700)	10.5%

Minority interest	3,749,147	3,353,365	(395,782)	(10.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,120,693	2,227,711	107,018	5.0%
Reserve to equity revaluation	10,516	42,327	31,811	-
Additional paid-in capital-share premium	157,404	161,773	4,369	2.8%
Other reserves	17,862	(26,372)	(44,234)	-
Total capital and reserves	2,306,475	2,405,439	98,964	4.3%
Future dividends reserve	-	-	-	-
Retained earnings	179,197	193,064	13,867	7.7%
Retained losses	-	-	-	-
Net income	25,945	35,355	9,410	36.3%
Interim dividends	-	-	-	-
Development subsidaries deficits	(1,127)	(2,658)	(1,531)	135.9%
Total retained earnings	204,016	225,760	21,744	10.7%

Total shareholder´s equity	2,510,490	2,631,199	120,709	4.8%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,826,606	10,952,592	(874,014)	(7.4%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 19

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet

Liabilities and Shareholders Equity Under Chilean GAAP, Thousand US$

Table 6.1

LIABILITIES - (thousand US$)	9M 03	9M 04	Var 04-03	Chg %

CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	520,137	392,554	(127,583)	24.5%
Due to banks and fin. institutions (short-term position)	316,958	194,901	(122,057)	38.5%
Commercial paper equivalent	-	-	-
Bonds payable (short-term)	120,444	133,001	12,557	(10.4%)
Long-term liabilities maturing before one year	47,060	40,149	(6,911)	14.7%
Dividends payable	3,520	6,281	2,761	(78.5%)
Accounts payable	354,473	343,478	(10,995)	3.1%
Notes payable	39,234	11,373	(27,861)	71.0%
Miscellaneous payables	103,108	75,831	(27,277)	26.5%
Accounts payable to related companies	30,000	145,964	115,964	-
Provisions	83,624	86,601	2,977	(3.6%)
Withholdings	86,805	95,869	9,064	(10.4%)
Income tax	85,389	61,001	(24,388)	28.6%
Anticipated income	26,362	13,864	(12,498)	47.4%
Deferred taxes	-	-	-	-
Reinbursable financial contribution	4,492	3,634	(858)	19.1%
Other current liabilities	116,550	103,337	(13,213)	11.3%

Total current liabilities	1,938,157	1,707,839	(230,318)	11.9%

LONG-TERM LIABILITIES
Due to banks and financial institutions (long-term position)	2,340,512	1,183,930	(1,156,582)	49.4%
Bonds payable	3,821,907	4,218,255	396,348	(10.4%)
Notes payable	277,813	277,772	(41)	0.0%
Miscellaneous payables	32,452	41,190	8,738	(26.9%)
Amounts payable to related companies	157	-	(157)	100.0%
Provisions	527,284	551,356	24,072	(4.6%)
Deferred taxes	80,293	102,786	22,493	(28.0%)
Reinbursable financial contribution	17,157	11,367	(5,790)	33.7%
Other long-term liabilities	106,933	64,526	(42,407)	39.7%

Total long-term liabilities	7,204,508	6,451,182	(753,326)	10.5%

Minority interest	6,157,246	5,507,250	(649,996)	(10.6%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	3,482,826	3,658,583	175,757	5.0%
Reserve to equity revaluation	17,271	69,513	52,242	-
Additional paid-in capital-share premium	258,505	265,681	7,176	2.8%
Other reserves	29,334	(43,310)	(72,644)	-
Total capital and reserves	3,787,937	3,950,467	162,530	4.3%
Future dividends reserve	-	-	-	-
Retained earnings	294,296	317,069	22,773	7.7%
Retained losses	-	-	-	-
Net income	42,610	58,063	15,453	36.3%
Interim dividends	-	-	-	-
Development subsidaries deficits	(1,850)	(4,365)	(2,515)	135.9%
Total retained earnings	335,056	370,767	35,711	10.7%

Total shareholder´s equity	4,122,993	4,321,234	198,241	4.8%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,422,904	17,987,505	(1,435,399)	(7.4%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 20

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet Analysis

Consolidated Balance Sheet Analysis

The Company’s total assets reflect a decrease of $874,014 million respect to the same period of the previous year. This is principally due to:

  A decrease of $779,364 million, or 8.7% in Fixed Assets due principally to depreciation and to the effect of the exchange rate on fixed assets of foreign subsidiaries as a result of the methodology of carrying non-monetary assets in the subsidiaries established in unstable countries in historic US Dollars as required by Technical Bulletin Nº 64.

  Current assets increased by $251,019 million, due principally to the following:

    An increase of $114,030 million in short term accounts receivable from related companies, explained basically by the maturity within a year of the loan of $119,149 million to Atacama Finance.
    An increase of $59,640 million in sales debtors, mainly in the subsidiaries, Codensa, and increase of $21,371 million, Cerj of $14,676 million and Cachoeira Dourada of $8,649 million.
    An increase of $29,800 million in cash and of $33,340 million in term deposits due to larger deposits in Codensa and Emgesa for $133,555 million and $47,935 million respectively, to cover future capital reductions, partially compensated by smaller deposits in Enersis for $123,912 million that it held as a result of the capital increase the year before.
    An increase of $20,456 million in recoverable taxes, mainly in Elesur for $46,878 million, partially compensated by reductions of $22,074 million in Enersis, $9,382 million in Endesa, $4,609 million in Chilectra and $3,397 million in Coelce.
    An increase of $22,542 million in prepaid expenses, mainly from Cerj for $19,255 million on the regulatory asset and Lot A.
    A reduction of $53,094 million in sundry debtors due mainly to the payment from OHL of $38,426 million for the sale of Infraestructura 2000 and $12,660 million less in prepaid taxes in Codensa.

  Other long term assets show a decrease of $345,668 million, explained mainly as follows:

    A reduction of $145,816 million in accounts receivable from related companies, explained basically by the maturity within a year of the loan of $119,149 million to Atacama Finance transferred to short term and payment of part of the loan.
    A reduction of $67,501 million in the positive goodwill that corresponds principally to the amortization of a whole year of approximately $53,000 million. The difference is the result of the exchange rate in Chile for the goodwill in the subsidiaries controlled in Dollars.
    A reduction of $59,843 million in other long term assets due to the decrease of $46,527 million in deferred commissions and expenses on loans, a reduction of $23,070 million in the effects of the valuation to a Fair Price of the derivatives and a reduction of $5,184 million in post-retirement benefits, compensated partially by an increase of $11,161 million in expenses and discounts on bonds.
    A reduction of $48,854 million in Investments in Other Companies, basically the investment in Empresa Eléctrica de Bogotá, as a result of the liquidation of Luz de Bogotá and the transfer to minority interests of its holding.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 21

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet Analysis

The total borrowings show a reduction of $874,014 million respect to the same period of the previous year. This is principally due to:

Current liabilities fell by $140,241 million or 11.9%. Bank borrowings show a reduction of $77,685 million in the short term and of $74,321 million in the short-term portion of the long-term borrowings, respectively, due to the prepayment of loans for $51,006 million by Edesur and $33,299 million by Luz de Bogotá. Accounts payable fell by $16,964 million, principally Cerj. Sundry creditors decreased by $16,609 million, principally Edegel. These were partially compensated by an increase of $70,611 million in accounts payable to related companies, resulting from the purchase of Elesur from Endesa Internacional.

Long term liabilities fell by $458,700 million or 10.5% due to the reduction of $704,243 million in obligations with banks due to prepayments of credits and the refinancing of debts with bond issues and to the reduction of $25,821 million in other long term liabilities, partially compensated by the increase of $241,336 million in obligations to the public in order to prepay bank debts.

Minority interests fell by $395,782 million due to the increase in the participations in Cerj and Costanera and, in addition, to the reduction in the investments in the foreign subsidiaries controlled in Dollars in accordance with Bulletin Nº 64.

Equity increased by $120,709 million respect to September 2003. This variation is explained principally by the shares underwritten in regard to the capital increase during the second preferential option period in the month of December and by the capitalization of the B1 and B2 bond series.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 22

PRESS RELEASE Nine Months 2004 – Consolidated Balance Sheet Analysis

Financial Debt Maturity with Third Parties, Million Ch$

Table 7

	FINANCIAL DEBT MATURITY							TOTAL

Million Ch$	2004	2005	2006	2007	2008	2009	Balance
Chile	8,699	73,100	488,917	304,964	342,496	391,548	1,102,927	2,712,652

Enersis	69	143	257,428	72,558	72,644	1,608	410,842	815,292
Chilectra	-	-	-	22,213	-	-	-	22,213
Otras	6,214	51,528	108,368	43,062	10,675	1,051	442	221,341
Endesa	2,416	21,428	123,121	167,131	259,177	388,889	691,643	1,653,806

Argentina	13,364	80,366	62,785	28,142	12,792	12,792	24,629	234,869

Edesur	10,299	37,812	30,486	8,372	-	-	-	86,969
Costanera	3,065	42,554	32,299	19,769	12,792	12,792	24,629	147,899

Perú	21,772	46,027	78,390	47,205	14,575	19,466	19,934	247,369

Edelnor	17,127	-	32,795	10,671	5,466	7,288	14,576	87,923
Edegel	4,646	46,027	45,594	36,534	9,109	12,178	5,358	159,447

Brasil	52,167	62,085	61,565	60,352	34,154	16,663	57,311	344,298

Coelce	31,538	9,810	10,802	12,084	25,209	9,019	44,345	142,807
Ampla	20,309	50,751	48,762	45,643	7,870	7,644	12,967	193,945
Cachoeira	320	1,524	2,000	2,626	1,075	-	-	7,545

Colombia	67,055	24,232	53,457	13,687	-	85,262	105,583	349,275

Codensa	-	9,454	-	-	-	11,732	105,583	126,769
Emgesa	67,055	1,091	39,770	-	-	73,531	-	181,446
Betania	-	13,687	13,687	13,687	-	-	-	41,061

TOTAL	163,057	285,809	745,113	454,349	404,017	525,732	1,310,385	3,888,463

(*)	Includes: IIMV, CAM, Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

Financial Debt Maturity with Third Parties, Thousand US$

Table 7.1

	FINANCIAL DEBT MATURITY							TOTAL

Thousand US$	2004	2005	2006	2007	2008	2009	Balance
Chile	14,287	120,052	802,952	500,844	562,483	643,042	1,811,344	4,455,004

Enersis	113	235	422,775	119,162	119,304	2,641	674,729	1,338,959
Chilectra	-	-	-	36,480	-	-	-	36,480
Other (*)	10,206	84,625	177,974	70,721	17,531	1,726	726	363,509
Endesa	3,968	35,192	202,203	274,481	425,648	638,675	1,135,889	2,716,056

Argentina	21,947	131,985	103,112	46,217	21,008	21,008	40,449	385,726

Edesur	16,914	62,099	50,067	13,750	-	-	-	142,830
Costanera	5,033	69,886	53,045	32,467	21,008	21,008	40,449	242,896

Perú	35,757	75,590	128,740	77,525	23,937	31,969	32,738	406,256

Edelnor	28,127	-	53,860	17,525	8,977	11,969	23,938	144,396
Edegel	7,630	75,590	74,880	60,000	14,960	20,000	8,800	261,860

Brasil	85,674	101,963	101,108	99,116	56,092	27,366	94,123	565,442

Coelce	51,795	16,111	17,741	19,845	41,401	14,812	72,828	234,533
Ampla	33,353	83,349	80,082	74,959	12,925	12,554	21,295	318,517
Cachoeira	526	2,503	3,285	4,312	1,766	-	-	12,392

Colombia	110,125	39,796	87,792	22,478	-	140,027	173,399	573,617

Codensa	-	15,527	-	-	-	19,267	173,399	208,193
Emgesa	110,125	1,791	65,314	-	-	120,760	-	297,990
Betania	-	22,478	22,478	22,478	-	-	-	67,434

TOTAL	267,790	469,386	1,223,704	746,180	663,520	863,412	2,152,053	6,386,045

(*)	Includes: IIMV, CAM, Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 23

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Consolidated Cash Flow

Under Chilean GAAP, million Ch$

Table 8

Million Ch$	9M 03	9M 04	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	25,945	35,354	9,409	36.3%

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(83,444)	(504)	82,940	99.4%
Charges (credits) which do not represent cash flows:
Depreciation	331,839	301,937	(29,902)	(9.0%)
Amortization of intangibles	7,173	4,785	(2,388)	(33.3%)
Write-oils and accrued expenses	31,295	19,983	(11,312)	(36.1%)
Accrued profit from related companies (less)	(21,373)	(28,365)	(6,992)	(32.7%)
Accrued losses from related companies	127	0	(127)	(99.7%)
Amortization of positive goodwill	40,911	39,725	(1,186)	(2.9%)
Amortization of negative goodwill (less)	(48,602)	(13,589)	35,013	72.0%
Net, price-level restatement	7,401	898	(6,503)	(87.9%)
Net, foreign exchange effect	503	(12,658)	(13,161)	-
Other credits which do not represent cash flow (less)	(19,180)	(8,278)	10,902	56.8%
Other charges which do not represent cash flow	127,136	67,373	(59,763)	(47.0%)
Assets variations which affect cash flow:
Decrease in receivables accounts	(105,991)	21,199	127,190	120.0%
Decrease (increase) in inventory	2,826	(12,740)	(15,566)	-
Decrease (increase) in other assets	19,308	(51,347)	(70,655)	-
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(28,751)	(101,459)	(72,708)	-
Increase of payable interest	31,202	38,614	7,412	23.8%
Net increase (decrease) of payable income tax	10,277	22,911	12,634	122.9%
Increase (decrease) of other payable accounts related to non-operating income	26,355	7,416	(18,939)	(71.9%)
Net (decrease) of payable value added tax and other taxes	(1,927)	(13,507)	(11,580)	-
Profit related to minority interest	54,525	75,679	21,154	38.8%

NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	407,554	393,426	(14,128)	(3.5%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 24

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Cont. Table 8

Million Ch$	9M 03	9M 04	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Shares issued and suscribed	473,565	-	(473,565)	-
Proceeds from loans taken	469,359	700,769	231,410	49.3%
Proceeds from debt issuance	479,211	232,589	(246,622)	(51.5%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	11,329	25,702	14,373	126.9%
Capital paid	(9,793)	(3,963)	5,830	-
Dividends paid	(77,620)	(90,574)	(12,954)	(16.7%)
Loans, debt amortization (less)	(1,151,099)	(973,550)	177,549	15.4%
Issuance debt amortization (less)	(430,292)	(16,609)	413,683	96.1%
Amortization of loans obtained from related companies	(4,553)	-	4,553	100.0%
Amortization of other loans obtained from related companies	-	-	-	-
Expenses paid related to capital variations (less)	(11,075)	-	11,075	-
Expenses paid related to debt issuance (less)	(5,093)	(2,564)	2,529	49.7%
Other disbursements related to financing (less)	(97,441)	(8,202)	89,239	91.6%

NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(353,503)	(136,401)	217,102	61.4%

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	165,538	1,208	(164,330)	(99.3%)
Sale of long-term Investments	124,882	2,606	(122,276)	-
Collection upon other loans to related companies	25,448	12,423	(13,025)	(51.2%)
Other income on investments	51,774	40,037	(11,737)	(22.7%)
Additions to fixed assets (less)	(202,075)	(193,591)	8,484	4.2%
Long-term investments (less)	(25)	-	25	100.0%
Investment in financing instruments	-	(17,030)	(17,030)	-
Other loans to related companies (less)	(303)	-	303	100.0%
Other investment disbursements (less)	(7,571)	(1,721)	5,850	77.3%

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	157,668	(156,068)	(313,736)	(199.0%)

NET POSITIVE CASH FLOW FOR THE PERIOD	211,720	100,957	(110,763)	(52.3%)

EFFECT OF PRICE.LEVEL RESTATEMENT UPON CASH AND CASH EQ.	(57,276)	(2,612)	54,664	95.4%

NET VARIATION OF CASH AND CASH EQUIVALENT	154,444	98,345	(56,099)	(36.3%)

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	227,428	337,461	110,033	48.4%

FINAL BALANCE OF CASH AND CASH EQUIVALENT	381,871	435,806	53,935	14.1%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 25

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Under Chilean GAAP, Thousand US$

Table 8.1

Thousand US$	9M 03	9M 04	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the year	42,610	58,062	15,452	36.3%

Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(137,041)	(828)	136,213	99.4%
Charges (credits) which do not represent cash flows:
Depreciation	544,980	495,872	(49,108)	(9.0%)
Amortization of intangibles	11,781	7,858	(3,923)	(33.3%)
Write-oils and accrued expenses	51,395	32,818	(18,577)	(36.1%)
Accrued profit from related companies (less)	(35,101)	(46,584)	(11,483)	(32.7%)
Accrued losses from related companies	208	1	(207)	(99.7%)
Amortization of positive goodwill	67,188	65,241	(1,947)	(2.9%)
Amortization of negative goodwill (less)	(79,819)	(22,316)	57,503	72.0%
Net, price-level restatement	12,155	1,475	(10,680)	(87.9%)
Net, foreign exchange effect	826	(20,789)	(21,615)	-
Other credits which do not represent cash flow (less)	(31,500)	(13,596)	17,904	56.8%
Other charges which do not represent cash flow	208,796	110,647	(98,149)	(47.0%)
Assets variations which affect cash flow:
Decrease in receivables accounts	(174,069)	34,815	208,884	120.0%
Decrease (increase) in inventory	4,642	(20,923)	(25,565)	-
Decrease (increase) in other assets	31,709	(84,328)	(116,037)	-
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	(47,218)	(166,627)	(119,409)	-
Increase of payable interest	51,243	63,416	12,173	23.8%
Net increase (decrease) of payable income tax	16,879	37,626	20,747	122.9%
Increase (decrease) of other payable accounts related to non-operating income	43,283	12,180	(31,103)	(71.9%)
Net (decrease) of payable value added tax and other taxes	(3,165)	(22,183)	(19,018)	-
Profit related to minority interest	89,547	124,289	34,742	38.8%

NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	669,329	646,125	(23,204)	(3.5%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 26

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Cont. Table 8.1

Thousand US$	9M 03	9M 04	Var 04-03	Chg %

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Shares issued and suscribed	777,739	-	(777,739)	-
Proceeds from loans taken	770,830	1,150,878	380,048	49.3%
Proceeds from debt issuance	787,010	381,983	(405,027)	(51.5%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	18,606	42,210	23,604	126.9%
Capital paid	(16,083)	(6,509)	9,574	-
Dividends paid	(127,476)	(148,751)	(21,275)	(16.7%)
Loans, debt amortization (less)	(1,890,457)	(1,598,867)	291,590	15.4%
Issuance debt amortization (less)	(706,671)	(27,277)	679,394	96.1%
Amortization of loans obtained from related companies	(7,477)	-	7,477	100.0%
Amortization of other loans obtained from related companies	-	-	-	-
Expenses paid related to capital variations (less)	(18,189)	-	18,189	-
Expenses paid related to debt issuance (less)	(8,364)	(4,210)	4,154	49.7%
Other disbursements related to financing (less)	(160,028)	(13,470)	146,558	91.6%

NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(580,560)	(224,012)	356,548	61.4%

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES

Sale of fixed assets	271,865	1,984	(269,881)	(99.3%)
Sale of long-term Investments	205,094	4,280	(200,814)	-
Collection upon other loans to related companies	41,793	20,402	(21,391)	(51.2%)
Other income on investments	85,030	65,753	(19,277)	(22.7%)
Additions to fixed assets (less)	(331,870)	(317,935)	13,935	4.2%
Long-term investments (less)	(41)	-	41	100.0%
Investment in financing instruments	-	(27,969)	(27,969)	-
Other loans to related companies (less)	(497)	-	497	100.0%
Other investment disbursements (less)	(12,434)	(2,826)	9,608	77.3%

NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	258,940	(256,312)	(515,252)	(199.0%)

NET POSITIVE CASH FLOW FOR THE PERIOD	347,709	165,802	(181,907)	(52.3%)

EFFECT OF PRICE.LEVEL RESTATEMENT UPON CASH AND CASH EQ.	(94,065)	(4,290)	89,775	95.4%

NET VARIATION OF CASH AND CASH EQUIVALENT	253,644	161,513	(92,131)	(36.3%)

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	373,506	554,214	180,708	48.4%

FINAL BALANCE OF CASH AND CASH EQUIVALENT	627,149	715,727	88,578	14.1%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 27

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Consolidated Cash Flow Analysis

During the period, the Company generated net cash flows of $100,957 million, comprised of the following activities:

Table 9

Effective Cash Flow (million Ch$)	9M 03	9M 04	Var 04-03	Chg %

Operating	407,554	393,426	(14,128)	(3.5%)
Financing	(353,503)	(136,401)	217,102	61.4%
Investment	157,668	(156,068)	(313,736)	(199.0%)

Net cash flow of the period	211,720	100,957	(110,763)	(52.3%)

Table 9.1

Effective Cash Flow (thousand US$)	9M 03	9M 04	Var 04-03	Chg %

Operating	669,329	646,125	(23,204)	(3.5%)
Financing	(580,560)	(224,012)	356,548	61.4%
Investment	258,940	(256,312)	(515,252)	(199.0%)

Net cash flow of the period	347,709	165,802	(181,907)	(52.3%)

Operating activities generated a net positive cash flow of $393,426 million, a decrease of $14,128 million respect to that obtained as of the same date of the previous year. As of September 30, 2004 the operating cash flow was mainly comprised of the profit of $35,354 million for the period, plus the net charges of $434,701 million to the income statement that do not represent cash flow and which correspond principally to depreciation of $301,937 million for the period, write-offs and provisions for $19,983 million, amortization of positive goodwill of $39,725 million and the other charges for $67,373 million that do not represent cash flow, amongst which is the effect of the conversion to Technical Bulletin Nº 64 for $31,789 million. This was partially compensated by the increase of $42,889 million in assets that represent operating cash flow, the decrease of $46,025 million in liabilities that affect operating cash flow and by the credits for $62,889 million that do not represent cash flow, of which $3,511 million correspond to the effect of the positive conversion of the foreign subsidiaries.

Financing activities produced a negative cash flow of $136,401 million due mainly to the payment of loans for a value of $973,550 million, a payment of dividends for $90,574 million, the payment of Bonds for $16,609 million and other investment payments for $8,202 million. These are partially compensated by loans received for $700,769 million, Bonds issued for $232,589 million and other sources of finance for $25,702 million.

Investment activities generated a net negative cash flow of $156,068 million that correspond mainly to the incorporation of fixed assets worth $193,591 million, principally related to the investment being made by Endesa in the Ralco Plant that for this period amounts to $61,351 million, an investment of $17,030 million in financial instruments and other payments for $1,721 million, partially compensated by other income from investments for $40,037 million, recovery of loans to related companies for $12,423 million and by the sale of affiliates for $2,543 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 28

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile.

Table 10

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Others
	9M 03	9M 04	9M 03	9M 04	9M 03	9M 04	9M 03	9M 04	9M 03	9M 04

Argentina	7,753	5,207	-	-	1,078	1,522	-	12,183	-	-
Peru	-	-	9,266	12,640	-	-	-	-	5,272	9,127
Brazil	63	1,971	-	10,023	-	-	-	-	-	-
Colombia	17,076	13,841	9,062	6,557	-	-	6,820	-	-	-

Total	24,891	21,019	18,328	29,220	1,078	1,522	6,820	12,183	5,272	9,127

Millions Ch$	Total Cash Received
	9M 03	9M 04

Argentina	8,831	18,912
Peru	14,537	21,768
Brazil	63	11,994
Colombia	32,958	20,398

Total	56,389	73,071

Table 10.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Others
	9M 03	9M 04	9M 03	9M 04	9M 03	9M 04	9M 03	9M 04	9M 03	9M 04

Argentina	12,732	8,551	-	-	1,771	2,500	-	20,008	-	-
Peru	-	-	15,217	20,759	-	-	-	-	8,658	14,990
Brazil	103	3,237	-	16,461	-	-	-	-	-	-
Colombia	28,044	22,731	14,883	10,768	-	-	11,200	-	-	-

Total	40,879	34,519	30,100	47,988	1,771	2,500	11,200	20,008	8,658	14,990

Thousand US$	Total Cash Received
	9M 03	9M 04

Argentina	14,503	31,059
Peru	23,875	35,749
Brazil	103	19,698
Colombia	54,127	33,499

Total	92,608	120,005

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 29

PRESS RELEASE Nine Months 2004 – Consolidated Cash Flow Analysis

Capex and Depreciation

Table 11

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	9M 03	9M 04	9M 03	9M 04

Endesa S.A.	106,180	82,775	151,788	132,403
Chilectra S.A.	14,187	14,713	9,664	10,840
Edesur S.A.	18,156	22,314	44,534	39,326
Edelnor S.A.	9,667	8,514	13,171	13,023
Cerj	27,670	35,202	35,939	34,800
Coelce	15,455	22,598	31,469	29,135
Codensa S.A.	10,074	4,173	42,623	39,737
Cam Ltda.	494	1,247	898	883
Inmobiliaria Manso de Velasco Ltda.	-	16	176	221
Synapsis Soluciones y Servicios Ltda.	192	1,996	744	751
Holding Enersis	-	42	831	818

Total	202,075	193,590	331,838	301,937

Table 11.1

	Payments for Additions of Fixed assets		Depreciation

Thousand US$	9M 03	9M 04	9M 03	9M 04

Endesa S.A.	174,380	135,942	249,282	217,446
Chilectra S.A.	23,299	24,163	15,871	17,803
Edesur S.A.	29,818	36,646	73,138	64,585
Edelnor S.A.	15,876	13,983	21,631	21,388
Cerj	45,443	57,812	59,023	57,152
Coelce	25,382	37,113	51,682	47,849
Codensa S.A.	16,545	6,853	70,000	65,260
Cam Ltda.	811	2,048	1,475	1,450
Inmobiliaria Manso de Velasco Ltda.	-	26	289	363
Synapsis Soluciones y Servicios Ltda.	315	3,278	1,222	1,233
Holding Enersis	-	69	1,365	1,343

Total	331,869	317,934	544,978	495,873

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 30

PRESS RELEASE Nine Months 2004 – Generation Business

Analysis Of The Exchange Risk And The Interest Rate

The company has a high percentage of its credits expressed in US Dollars as the greater part of its sales in the different markets where it operates is mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are less indexed to the Dollar and, therefore, the subsidiaries in those markets have most of their debt in local currency. In the case of Argentina, an important proportion of the income is derived from exports of energy to Brazil and these are indexed to the Dollar, reducing the exposure to an exchange risk in that country.

Despite this natural hedge of the exchange risk, in a scenario of a high volatility of the Dollar, the company has continued with its policy of partly covering its debts in Dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, achieving prudent levels, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering the cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of September 2004, on a consolidated basis, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$700 million, compared to US$31 million in forward contracts as of the same date of the previous year. This variation is principally due to the modification of the hedging policy mentioned above.

With regard to interest rate risks, on a consolidated basis, the company has a fixed rate/variable rate ratio of approximately 84.5% / 15.5% fixed / variable as of September 30, 2004. The percentage of debt at a fixed rate has fallen slightly if compared with the 88% / 12 % ratio as of the same date of the previous year due to the low level of market interest rates that have permitted the company to borrow at more attractive interest rates.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 31

PRESS RELEASE Nine Months 2004 – Generation Business

Generation Business

Table 12

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg%

Operating Revenues	1,222	1,321	744,141	804,456	8.1%
Operating Costs	(730)	(825)	(444,369)	(502,620)	(13.1%)
Selling and Administrative Expenses	(39)	(41)	(23,795)	(24,745)	(4.0%)

Operating Income	453	455	275,978	277,091	0.4%

Interest Income	18	19	11,188	11,457	2.4%
Interest Expenses	(262)	(243)	(159,461)	(148,058)	7.2%
Net Financial Income (Expenses)	(244)	(224)	(148,273)	(136,601)	7.9%
Equity Gains from Related Company	35	31	21,336	18,600	(12.8%)
Equity Losses from Related Company	(0)	(0)	(144)	(64)	55.5%
Net Income from Related Companies	35	30	21,192	18,535	(12.5%)
Other Non Operating Income	54	25	33,171	15,327	(53.8%)
Other Non Operating Expenses	(68)	(51)	(41,354)	(31,124)	24.7%
Net other Non Operating Income (Expenses)	(13)	(26)	(8,183)	(15,796)	(93.0%)
Price Level Restatement	1	2	316	1,241	-
Foreign Exchange Effect	12	14	7,205	8,564	18.9%
Net of Monetary Exposure	12	16	7,521	9,805	30.4%
Positive Goodwill Amortization	(2)	(2)	(1,294)	(1,185)	8.4%

Non Operating Income	(212)	(206)	(129,037)	(125,242)	2.9%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	241	249	146,941	151,849	3.3%
Extraordinary Items	-	-	-	-	-
Income Tax	(53)	(121)	(32,178)	(73,649)	(128.9%)
Minority Interest	(97)	(52)	(58,928)	(31,722)	46.2%
Negative Goodwill Amortization	21	21	12,627	12,766	1.1%

NET INCOME	112	97	68,462	59,244	(13.5%)

Net Income

Endesa Chile recorded a Net Income of $59,244 million which is $9,218 million lower than the previous year. This is mainly explained by:

Operating Income

Endesa Chile’s operating income as of September 30, 2004 came to $277,091 million, an increase of 0.4% over the result obtained as of the same date in 2003. This increase in the operating income in mainly due to the improved results of the operations in Colombia and Brazil which were partially compensated by the lower operating income in Chile, Peru and Argentina. During the current period of 2004, sales amounted to 39,939 GWh, representing an increase of 4.8% with respect to the same period of 2003.

In Chile, operating income as of September 2004 amounted to $104,792 million, a reduction of $14,649 million, or 12%, respect to the same period of 2003 basically as a result of lower sales and higher variable operating costs. Total accumulated physical sales of energy as of September are lower than the corresponding figure for the year 2003. Nevertheless, the figure corresponding to the period July to September 2004 is greater than the figure for the same period of 2003. Generation of hydroelectricity as of September of this year also reflects a reduction due to a relative shortage of water supplies during the first half of the year. However, as in the case of physical sales, this recovered during the last quarter of the period, permitting a reduction in operating costs.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 32

PRESS RELEASE Nine Months 2004 – Generation Business

In Argentina, the operating income of our subsidiaries during this period amounted to $26,400 million. When compared to the $27,652 million achieved during the same period of 2003, this reflects a decrease of 4.5%. The operations in Argentina reflect a significant increase of 30% in revenues, amounting to $125,856 million, in response to an important rise in demand for electric energy. The increase of 52% in sales by Central Costanera, as compared to the same period of 2003, due to the Costanera plant’s capability to operate not only with natural gas but also with fuel oil, was compensated by the fall in sales at El Chocón due to the shortage of water in the Comahue region. The participation of thermal generation rose from 44% during the January-September 2003 period to 69% during this period. Consequently, operating costs grew by 45% to $97,472 million. The cost of fuel for the period showed a rise of 295% due to the restrictions on natural gas on the Argentine market that obliged Costanera to increase its generation with liquid fuels.

In Brazil, our subsidiary, Cachoeira Dourada, obtained an increase of 71% in its operating revenues which amounted to $9,951 million as of September 2004, reflecting the achievements of the company in its contractual dispute with its principal client, Celg. Operating income rose by 10% over the same period of last year, amounting to $31,127 million. Invoices corresponding to the second half of 2003 were issued and, in addition, a definite agreement was reached respect to the payment of the pending debts that Celg had with Cachoeira Dourada, favored by the announcement made by Aneel, the Brazilian electricity authority, of an increase in tariffs to include a percentage to allow for the payment of the debt. Cachoeira Dourada´s physical generation increased by 15% when compared to the same period of 2003 as a result of the growing demand and the favorable hydrology.

In Colombia, the accumulated operating income to September 2004 amounted to $94,431 million, an increase of 32% respect to the result obtained during the same period of 2003. The subsidiary, Emgesa, produced an operating income of $81,345 million and Betania of $13,087 million, reflecting increases of $13,694 million and $9,337 million, respectively, when compared to the same period of the year 2003. Revenues from sales of energy increased by 15% as a result of a greater demand on the Colombian market and the ample supplies of water have permitted our companies in that country to increase their market share. Physical sales rose by 886 GWh and physical generation by 1,087 GWh, adding to a smaller contribution from thermal generation. This permitted a reduction in purchases of energy and in the cost of fuel in relation to the same period of 2003.

In Peru, the operating income of the subsidiary Edegel as of September 2004 fell by 20% to $41,516 million. Revenues rose during the period by $10,130 million or 11% to $103,536 million. During the same period, physical sales fell respect to 2003 due to a shortage of water in the region, provoking an increase in prices which, also affected by the international prices of fuel, compensated for the fall in physical sales. However, the lower level of rainfall also affected the company’s operating costs that increased by $20,286 million respect to the same period of 2003 to $56,184 million. Edegel’s physical generation of electric energy as of September 2004 fell by 7% to 3,172 GWh. The generation of hydroelectricity also fell by 478 GWh though the generation of thermoelectricity rose by 237 GWh leading to the increase in the cost of fuel and to larger purchases of electric energy.

Non Operating Income

Endesa Chile recorded a Non operating Loss of $125,242 million which is $3,795 million lower than the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 33

PRESS RELEASE Nine Months 2004 – Generation Business

Table 13

Country	Market	GWh Sold		Var 04-03	Chg %	Market Share

		9M 03	9M 04			9M 03	9M 04

Chile	SIC & SING	13,962	13,582	(380)	(2.7%)	44.1%	39.8%

	SIC	13,248	12,837	(411)	(3.1%)	55.4%	49.8%
	SING	714	745	31	4.3%	9.2%	9.0%

Argentina	SIN	7,215	8,687	1,472	20.4%	12.5%	14.0%

Chocón		3,977	2,854	(1,123)	(28.2%)
Costanera		3,238	5,833	2,595	80.1%

Perú	SICN	3,401	3,224	(177)	(5.2%)	22.1%	23.4%

Edegel		3,401	3,224	(177)	(5.2%)

Colombia	SIN	10,745	11,631	886	8.2%	22.2%	23.4%

Betania		1,572	1,951	379	24.1%
Emgesa		9,173	9,680	507	5.5%

Brazil	SICN	2,781	2,815	34	1.2%	1.2%	1.2%

Cachoeira		2,781	2,815	34	1.2%

Total		38,104	39,939	1,835	4.8%

Table 14

Company	GWh Produced		Var 04-03	Chg %

	9M 03	9M 04

Chilean Companies	12,351	12,086	(265)	(2.1%)
Chocón	3,488	2,737	(751)	(21.5%)
Costanera	2,687	5,968	3,281	122.1%
Edegel	3,413	3,172	(241)	(7.1%)
Betania	1,167	1,415	248	21.3%
Emgesa	6,765	7,603	838	12.4%
Cachoeira	2,086	2,394	308	14.8%

TOTAL	31,957	35,375	3,418	10.7%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 34

PRESS RELEASE Nine Months 2004 - Distribution Business

Distribution Business

Highlights

Table 15

Distribution Business	9M 03	9M 04	Var 04-03	Chg %

Customers (Th)	10,377	10,825	448	4.3%
GWh Sold	36,846	38,905	2,059	5.6%
Clients/Employe	1,423	1,523	100	7.0%
Energy Losses % (TTM)	12.2%	11.9%	(0.3%)

Chile

On July 2004, Chilectra and Metro company (Ferrocarril Metropolitano) signed an electric supply contract which means energy sales for about US$80 millions and the delivery of 3,000 GWh of electricity.

Physical sales in our concession area increased by 8.2% during 2004, respect same period 2003.

Brazil

As of July 2004, Coelce’s credit risk is the best of the Brazilian electric sector. Moody’s Investor Service rated the company in A3 in the nationale scale and Ba3 in the global scale for local currency debt.

Clients in our concession area increased by 12.9% during 2004, respect same period 2003.

On September 2004, Standard & Poor ’s changed the Cerj perspective rating from negative to stable, and confirmed the corporate credit rating, for local and foreign currency in “BB-“ of its global scale.

Colombia

Physical sales in our concession area increased by 4.2% during 2004, respect same period 2003.

Energy losses decreased for the first time below 10%, very close to technical losses.

Argentina

Energy demand has continued growing, showing an increase of 5.2% when compared to the previous year.

On September 2004, Edesur issued bonds in local currency, by Ar$ 120 million. This is the first issuance in local currency since the Argentinean crisis. It is worth mentioning that Edesur was assigned with BBB local rating from Fitch Ratings.

Peru

Physical sales in our concession area increased by 6.7% during 2004, respect same period 2003.

OSINERG postponed the deadline to present the information about the NRV (“New Replacement Value”) for distribution companies related to the 2005-2009 tariff setting process, was changed from September 30, 2004 to November 30, 2004.

On the following pages an analysis of Enersis’ distribution subsidiaries is shown. Figures of foreign subsidiaries are accounted for under Chilean Technical Bulletin 64, therefore they could differ from those registered in their respective local GAAP.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 35

PRESS RELEASE Nine Months 2004 - Distribution Business

Chilectra

Table 16

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg%

Revenues from Sales	514	545	313,196	331,897	6.0%
Other Operating Revenues	18	21	10,922	13,072	19.7%
Operating Revenues	532	567	324,118	344,969	6.4%
Energy Purchases	(321)	(346)	(195,168)	(210,789)	(8.0%)
Other Operating Cost	(52)	(54)	(31,814)	(32,786)	(3.1%)
Operating Costs	(373)	(400)	(226,982)	(243,574)	(7.3%)
Selling and Administrative Expenses	(40)	(48)	(24,449)	(28,957)	(18.4%)

Operating Income	119	119	72,687	72,438	(0.3%)

Interest Income	2	2	1,288	1,475	14.5%
Interest Expenses	(50)	(41)	(30,388)	(25,226)	17.0%
Net Financial Income (Expenses)	(48)	(39)	(29,100)	(23,751)	18.4%
Equity Gains from Related Company	6	7	3,600	4,157	15.5%
Equity Losses from Related Company	(91)	(21)	(55,503)	(13,075)	76.4%
Net Income from Related Companies	(85)	(15)	(51,903)	(8,918)	82.8%
Other Non Operating Income	38	37	23,305	22,687	(2.7%)
Other Non Operating Expenses	(15)	(14)	(9,214)	(8,526)	7.5%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	23	23	14,091	14,162	0.5%
Price Level Restatement	7	0	4,102	180	(95.6%)
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	7	0	4,102	180	(95.6%)
Positive Goodwill Amortization	(0)	(1)	(272)	(333)	(22.4%)

Non Operating Income	(104)	(31)	(63,082)	(18,660)	70.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	16	88	9,605	53,778	-
Extraordinary Items	-	-	-	-
Income Tax	(7)	(12)	(4,468)	(7,597)	(70.0%)
Minority Interest	17	2	10,469	1,517	(85.5%)
Negative Goodwill Amortization	22	-	13,130	-	(100.0%)

NET INCOME	47	78	28,736	47,697	66.0%

Net Income

Chilectra registered a Net Income of $47,697 million, which is $18,961 million higher than the previous year. This result is mainly explained by:

Operating Income

Lower Operating Income of $249 million, due to higher selling and administrative expenses of $4,508 million due to greater operating and maintenance expenses and a rise in extraordinary remunerations costs on the laying off of personnel at the beginning of the year. This reduction is significantly offset by,

Non Operating Income

Lower Non-Operating Loss of $44,422 million, due to lower net loss from related companies of $42,985 million, lower net financial expenses of $5,349 million, compensated by lower net of monetary exposure of $3,922 million.

Other

Regarding Negative Goodwill Amortization, it decreased $13,130 million. The minority interest reached $1,517 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 36

PRESS RELEASE Nine Months 2004 - Distribution Business

Additional Information

Table 17

Chilectra	9M 03	9M 04	Chg %

Customers (Th)	1,332	1,361	2.2%
GWh Sold	7,812	8,449	8.2%
Clients/Employe	1,778	1,975	11.1%
Energy Losses % (TTM)	5.5%	5.2%	0.3%

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 37

PRESS RELEASE Nine Months 2004 - Distribution Business

Cerj

Table 18

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg %

Revenues from Sales	405	453	246,731	275,730	11.8%
Other Operating Revenues	26	23	15,580	14,055	(9.8%)
Operating Revenues	431	476	262,311	289,784	10.5%
Energy Purchases	(240)	(249)	(146,245)	(151,318)	(3.5%)
Other Operating Cost	(132)	(143)	(80,256)	(87,080)	(8.5%)
Operating Costs	(372)	(392)	(226,501)	(238,398)	(5.3%)
Selling and Administrative Expenses	(14)	(19)	(8,304)	(11,565)	(39.3%)

Operating Income	45	65	27,505	39,822	44.8%

Interest Income	19	17	11,352	10,087	(11.1%)
Interest Expenses	(57)	(52)	(34,542)	(31,896)	7.7%
Net Financial Income (Expenses)	(38)	(36)	(23,190)	(21,809)	6.0%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	(5)	(3)	(2,887)	(1,642)	43.1%
Net Income from Related Companies	(5)	(3)	(2,887)	(1,642)	43.1%
Other Non Operating Income	10	2	6,113	1,115	(81.8%)
Other Non Operating Expenses	(84)	(42)	(51,193)	(25,536)	50.1%
Conversion Effect (BT 64)	(85)	(8)	(51,899)	(5,166)	90.0%
Net other Non Operating Income (Expenses)	(159)	(49)	(96,979)	(29,588)	69.5%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(202)	(87)	(123,056)	(53,039)	56.9%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(157)	(22)	(95,551)	(13,217)	86.2%
Extraordinary Items	-	-	-	-
Income Tax	(4)	(6)	(2,585)	(3,515)	(36.0%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(161)	(27)	(98,136)	(16,732)	83.0%

Net Income

Cerj registered a Net Loss of $16,732 million which is $81,404 million lower than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $12,317 million, mainly explained by higher revenues from sales of $28,999 million, due to physical sales, which increased by 258 GWh and also the reduction of energy losses down to 22.9%. This was partially compensated by higher operating costs of $11,897 million.

Non Operating Income

Lower Non Operating Loss of $70,017 million, mainly explained by lower net other non operating expenses of $67,391 million, mainly explained by a lower negative conversion effect of $46,733 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean GAAP. Also net financial expenses were reduced in $1,381 million and losses from related companies lowered by $1,245 million.

Other

Tax loss increase $930 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 38

PRESS RELEASE Nine Months 2004 - Distribution Business

Additional Information

Table 19

Cerj	9M 03	9M 04	Chg %

Customers (Th)	2,034	2,096	3.0%
GWh Sold	5,386	5,644	4.8%
Clients/Employe	1,343	1,507	12.2%
Energy Losses % (TTM)	23.5%	22.9%	0.6%

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 39

PRESS RELEASE Nine Months 2004 - Distribution Business

Coelce

Table 20

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg %

Revenues from Sales	270	335	164,549	204,133	24.1%
Other Operating Revenues	5	5	2,796	2,965	6.0%
Operating Revenues	275	340	167,345	207,098	23.8%
Energy Purchases	(115)	(208)	(70,076)	(126,937)	(81.1%)
Other Operating Cost	(91)	(89)	(55,174)	(54,185)	1.8%
Operating Costs	(206)	(297)	(125,250)	(181,123)	(44.6%)
Selling and Administrative Expenses	(37)	(40)	(22,696)	(24,121)	(6.3%)

Operating Income	32	3	19,398	1,854	(90.4%)

Interest Income	31	24	19,034	14,708	(22.7%)
Interest Expenses	(45)	(32)	(27,468)	(19,731)	28.2%
Net Financial Income (Expenses)	(14)	(8)	(8,434)	(5,023)	40.4%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	2	1	964	432	(55.2%)
Other Non Operating Expenses	(8)	(7)	(4,675)	(4,092)	12.5%
Conversion Effect (BT 64)	(28)	(5)	(17,041)	(3,249)	80.9%
Net other Non Operating Income (Expenses)	(34)	(11)	(20,752)	(6,908)	66.7%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(48)	(20)	(29,185)	(11,931)	59.1%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(16)	(17)	(9,787)	(10,077)	(3.0%)
Extraordinary Items	-	-	-	-
Income Tax	(6)	(1)	(3,825)	(668)	82.5%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(22)	(18)	(13,612)	(10,744)	21.1%

Net Income

Coelce registered a Net Loss of $10,744 million which is $2,868 million lower loss than the previous year. This result is mainly due to:

Operating Income

Lower Operating Income of $17,544 million, mainly due to higher operating costs of $55,873 million basically related to higher energy purchases that were not entirely compensated by the increase in tariffs and the increase of 176 GWh in physical sales. This increase in costs was partially compensated by higher operating revenues of $39,753 million related by higher revenues from sales. This reduction is significantly offset by,

Non Operating Income

Lower Non-Operating Loss of $17,254 million, mainly explained by a lower negative conversion effect of $13,792 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean GAAP.

Other

Tax loss decrease by $3,157 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 40

PRESS RELEASE Nine Months 2004 - Distribution Business

Additional Information

Table 21

Coelce	9M 03	9M 04	Chg %

Customers (Th)	2,053	2,318	12.9%
GWh Sold	4,307	4,483	4.1%
Clients/Employe	1,494	1,709	14.4%
Energy Losses % (TTM)	13.3%	13.7%	(0.4%)

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 41

PRESS RELEASE Nine Months 2004 - Distribution Business

Codensa

Table 22

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg %

Revenues from Sales	316	368	192,258	224,316	16.7%
Other Operating Revenues	62	110	37,462	66,958	78.7%
Operating Revenues	377	478	229,720	291,274	26.8%
Energy Purchases	(195)	(225)	(119,019)	(137,195)	(15.3%)
Other Operating Cost	(136)	(134)	(83,053)	(81,415)	2.0%
Operating Costs	(332)	(359)	(202,071)	(218,610)	(8.2%)
Selling and Administrative Expenses	(20)	(9)	(11,965)	(5,197)	56.6%

Operating Income	26	111	15,684	67,467	-

Interest Income	9	24	5,393	14,354	166.2%
Interest Expenses	(5)	(16)	(3,056)	(9,691)	-
Net Financial Income (Expenses)	4	8	2,337	4,664	99.5%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	1	4	845	2,370	180.5%
Other Non Operating Expenses	(1)	(8)	(349)	(4,839)	-
Conversion Effect (BT 64)	1	(1)	656	(803)	-
Net other Non Operating Income (Expenses)	2	(5)	1,152	(3,272)	-
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	6	2	3,489	1,392	(60.1%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	31	113	19,174	68,859	-
Extraordinary Items	-	-	-	-
Income Tax	(21)	(46)	(12,926)	(27,875)	(115.6%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	10	67	6,248	40,984	-

Net Income

Codensa registered a Net Income of $40,984 million which is $34,736 million higher than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $51,783 million, primarily explained by higher energy sales of $32,057 million due to a larger unit margin and to greater demand that led to a rise of 4.2% in physical sales that amounted 7,165 GWh.

Non Operating Income

Lower Non-Operating Income of $2,097 million, primarily explained by higher other non operating expenses of $4.490 million and higher losses of $1.459 million, related to the negative conversion effect registered as a result of the application of Technical Bulletin N°64 of Chilean GAAP.

Other

Tax loss increase by $14,949 million compared to the previous year.

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PRESS RELEASE Nine Months 2004 - Distribution Business

Additional Information

Table 23

Codensa	9M 03	9M 04	Chg %

Customers (Th)	1,956	2,008	2.7%
GWh Sold	6,873	7,165	4.2%
Clients/Employe	2,307	2,338	1.4%
Energy Losses % (TTM)	10.4%	9.9%	0.5%

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 43

PRESS RELEASE Nine Months 2004 - Distribution Business

Edelnor

Table 24

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg%

Revenues from Sales	237	228	144,541	138,651	(4.1%)
Other Operating Revenues	8	7	4,749	4,196	(11.7%)
Operating Revenues	245	235	149,291	142,847	(4.3%)
Energy Purchases	(152)	(149)	(92,795)	(90,516)	2.5%
Other Operating Cost	(31)	(29)	(18,853)	(17,782)	5.7%
Operating Costs	(183)	(178)	(111,648)	(108,298)	3.0%
Selling and Administrative Expenses	(23)	(21)	(13,737)	(13,041)	5.1%

Operating Income	39	35	23,906	21,508	(10.0%)

Interest Income	3	2	1,531	1,474	(3.7%)
Interest Expenses	(7)	(9)	(4,180)	(5,736)	(37.2%)
Net Financial Income (Expenses)	(4)	(7)	(2,649)	(4,262)	(60.9%)
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	5	4	2,796	2,274	(18.7%)
Other Non Operating Expenses	(2)	(1)	(1,476)	(422)	71.4%
Conversion Effect (BT 64)	(2)	(6)	(1,177)	(3,943)	-
Net other Non Operating Income (Expenses)	0	(3)	144	(2,090)	-
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(4)	(10)	(2,505)	(6,352)	(153.6%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	35	25	21,401	15,156	(29.2%)
Extraordinary Items	-	-	-	-
Income Tax	(13)	(22)	(8,026)	(13,215)	(64.6%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	22	3	13,374	1,941	(85.5%)

Net Income

Edelnor registered a Net Income of $1,941 million which is $11,433 million lower than the previous year. This result is mainly due to:

Operating Income

Lower Operating Income of $2,398 million, related to lower operating revenues of $6,444 million, compensated by lower energy purchases of $2,279 million, lower other operating cost of $1,071 million and lower selling and administrative expenses of $696 million.

Non Operating Income

Higher Non-Operating Losses of $3,847 million, mainly due to higher net financial expenses of $1,613 and higher net other non operating expenses of $2,234 million mainly explained by the negative BT 64 conversion effect of $3,943 million compared to the $1,177 million positive BT 64 conversion effect in the same period of 2003.

Other

Higher Tax Loss of $5,189 million, from $13,215 million to $8,026 registered on the first nine months of 2003.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 44

PRESS RELEASE Nine Months 2004 - Distribution Business

Additional Information

Table 25

Edelnor	9M 03	9M 04	Chg %

Customers (Th)	889	909	2.2%
GWh Sold	2,953	3,150	6.7%
Clients/Employe	1,602	1,671	4.3%
Energy Losses % (TTM)	8.4%	8.4%	0.0%

Source: Bloomberg

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PRESS RELEASE Nine Months 2004 - Distribution Business

Edesur

Table 26

	Million US$		Million Ch$

	9M 03	9M 04	9M 03	9M 04	Chg %

Revenues from Sales	234	256	142,522	155,791	9.3%
Other Operating Revenues	18	18	11,171	11,095	(0.7%)
Operating Revenues	252	274	153,693	166,886	8.6%
Energy Purchases	(111)	(134)	(67,820)	(81,517)	(20.2%)
Other Operating Cost	(113)	(102)	(69,028)	(62,152)	10.0%
Operating Costs	(225)	(236)	(136,847)	(143,669)	(5.0%)
Selling and Administrative Expenses	(38)	(36)	(23,110)	(22,010)	4.8%

Operating Income	(10)	2	(6,264)	1,207	119.3%

Interest Income	9	4	5,380	2,553	(52.6%)
Interest Expenses	(17)	(20)	(10,579)	(11,895)	(12.4%)
Net Financial Income (Expenses)	(9)	(15)	(5,199)	(9,342)	(79.7%)
Equity Gains from Related Company	0	0	27	3	(88.1%)
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	0	0	27	3	(88.1%)
Other Non Operating Income	0	14	275	8,275	-
Other Non Operating Expenses	(12)	(12)	(7,178)	(7,519)	(4.7%)
Conversion Effect (BT 64)	4	2	2,637	1,446	(45.2%)
Net other Non Operating Income (Expenses)	(7)	4	(4,266)	2,202	151.6%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(15)	(12)	(9,438)	(7,137)	24.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(26)	(10)	(15,702)	(5,930)	62.2%
Extraordinary Items	-	-	-	-
Income Tax	(20)	(11)	(12,110)	(6,792)	43.9%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(46)	(21)	(27,812)	(12,722)	54.3%

Net Income

Edesur registered a Net Loss of $12,722 million for the first nine months of 2004, $15,090 million lower loss than the previous year. This result is mainly due to:

Operating Income

Higher Operating Income of $7,471 million, mainly due to higher operating revenues by $13,193 million, explained by the improved energy demand observed in the country and which has led to an increase of 5.2% in physical sales. This was compensated by $6,822 million higher operating costs related to higher energy purchases.

Non Operating Income

Lower Non-Operating Losses of $2,301 million, mainly explained by higher net other non operating income of $6,468 million, partially compensated by higher net financial expenses of $4,143 million.

Other

Tax loss decrease by $5,318 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 46

PRESS RELEASE Nine Months 2004 - Distribution Business

Additional Information

Table 27

Edesur	9M 03	9M 04	Chg %

Customers (Th)	2,113	2,133	0.9%
GWh Sold	9,515	10,014	5.2%
Clients/Employe	939	940	0.1%
Energy Losses % (TTM)	11.9%	11.8%	0.1%

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 47

PRESS RELEASE Nine Months 2004 - Parent Company Income Statement

Parent Company Income Statement

Under Chilean GAAP, Million Ch$

Table 28

Million Ch$	9M 03	9M 04	Var 04-03	Chg %

Operating Revenues	3,346	3,305	(41)	(1.2%)
Operating Costs	(866)	(849)	17	1.9%

Operating Margin	2,480	2,456	(24)	(1.0%)

Selling and Administrative Expenses	(11,860)	(12,324)	(464)	(3.9%)

Operating Income	(9,380)	(9,868)	(488)	(5.2%)

Interest Income	31,919	25,672	(6,247)	(19.6%)
Interest Expense	(104,475)	(55,731)	48,744	46.7%
Net Financial Income (Expenses)	(72,556)	(30,059)	42,497	58.6%
Equity Gains from Related Companies	79,861	112,301	32,440	40.6%
Equity Losses from Related Companies	(48,624)	(8,250)	40,374	83.0%
Net Income from Related Companies	31,237	104,051	72,814	-
Other Non Operating Income	99,904	6,879	(93,025)	(93.1%)
Other Non Operating Expenses	(16,517)	(8,413)	8,104	49.1%
Net other Non Operating Income (Expense)	83,387	(1,534)	(84,921)	(101.8%)
Price Level Restatement	(6,768)	(1,235)	5,533	81.7%
Foreign Exchange Effect	15,021	2,849	(12,172)	(81.0%)
Net of Monetary Exposure	8,253	1,614	(6,639)	(80.4%)
Positive Goodwill Amortization	(38,088)	(38,203)	(115)	(0.3%)

Non Operating Income	12,232	35,868	23,636	193.2%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort	2,852	26,000	23,148	-

Income Tax	1,120	9,322	8,202	-
Negative Goodwill Amortization	21,973	32	(21,941)	(99.9%)

NET INCOME	25,945	35,354	9,409	36.3%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 48

PRESS RELEASE Nine Months 2004 - Parent Company Income Statement

Under Chilean GAAP, Thousand US$

Table 28.1

Th. US$	9M 03	9M 04	Var 04-03	Chg %

Operating Revenues	5,495	5,428	(67)	(1.2%)
Operating Costs	(1,422)	(1,394)	28	1.9%

Operating Margin	4,073	4,034	(39)	(1.0%)

Selling and Administrative Expenses	(19,478)	(20,240)	(762)	(3.9%)

Operating Income	(15,404)	(16,206)	(802)	(5.2%)

Interest Income	52,421	42,161	(10,260)	(19.6%)
Interest Expense	(171,580)	(91,527)	80,053	46.7%
Net Financial Income (Expenses)	(119,159)	(49,366)	69,793	58.6%
Equity Gains from Related Companies	131,156	184,433	53,277	40.6%
Equity Losses from Related Companies	(79,855)	(13,550)	66,305	83.0%
Net Income from Related Companies	51,300	170,883	119,583	-
Other Non Operating Income	164,073	11,297	(152,776)	(93.1%)
Other Non Operating Expenses	(27,127)	(13,817)	13,310	49.1%
Net other Non Operating Income (Expense)	136,946	(2,519)	(139,465)	(101.8%)
Price Level Restatement	(11,115)	(2,029)	9,086	81.7%
Foreign Exchange Effect	24,669	4,679	(19,990)	(81.0%)
Net of Monetary Exposure	13,553	2,650	(10,903)	(80.4%)
Positive Goodwill Amortization	(62,553)	(62,741)	(188)	(0.3%)

Non Operating Income	20,088	58,907	38,819	193.2%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort	4,684	42,700	38,016	-

Income Tax	1,839	15,310	13,471	-
Negative Goodwill Amortization	36,087	53	(36,034)	(99.9%)

NET INCOME	42,610	58,063	15,453	36.3%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 49

PRESS RELEASE Nine Months 2004 - Partially Consolidated Income Statement

Partially Consolidated Income Statement

Parent Company Consolidated with Enersis Internacional September 2004 Earnings Report

Under Chilean GAAP, Million Ch$

Table 29

3Q 03	3Q 04	Var %	(in million Ch$ of 9M04)	9M 03	9M 04	Var %

829	818	(1.4%)	Gross Operating Margin	2,480	2,456	(1.0%)
(4,336)	(4,929)	(13.7%)	S&A Expenses	(11,860)	(12,324)	(3.9%)

(3,507)	(4,111)	(17.2%)	Operating Income	(9,380)	(9,868)	(5.2%)

11,842	15,573	31.5%	Endesa	41,064	35,535	(13.5%)
22,975	32,507	41.5%	Chilectra	79,219	55,618	(29.8%)
(2,317)	(2,888)	(24.7%)	Edesur	(18,011)	(8,244)	54.2%
1,893	(215)	(111.4%)	Edelnor	6,026	1,242	(79.4%)
(12,355)	(13,812)	(11.8%)	Cerj	(70,392)	(13,445)	80.9%
(289)	(699)	(141.6%)	Coelce	(2,048)	(1,164)	43.2%
2,346	2,967	26.5%	Codensa	457	8,002	-
2,490	1,011	(59.4%)	CAM LTDA	4,926	2,646	(46.3%)
(7)	423	-	Inm Manso de Velasco	413	1,972	-
1,157	1,047	(9.5%)	Synapsis	3,548	2,991	(15.7%)
	4,144	NA	CGTF		9,762	NA
0	(804)	-	Other	(122)	(1,015)	-

27,735	39,254	41.5%	Net Income from Related Companies	45,080	93,900	108.3%

16,106	9,581	(40.5%)	Interest Income	46,016	35,219	(23.5%)
(41,556)	(14,620)	64.8%	Interest Expense	(104,505)	(55,731)	46.7%
(25,450)	(5,039)	80.2%	Net Financial Income (Expenses)	(58,489)	(20,512)	64.9%
2,654	2,434	(8.3%)	Other Non Operating Income	99,915	6,890	(93.1%)
(1,951)	(179)	90.8%	Other Non Operating Expenses	(16,629)	(9,239)	44.4%
703	2,255	-	Net other Non Operating Income (Expenses)	83,285	(2,349)	(102.8%)
2,605	(1,167)	(144.8%)	Price Level Restatement	(7,725)	(1,163)	84.9%
(13,590)	(8,185)	39.8%	Foreign Exchange Effect	(11,832)	4,196	135.5%
(10,985)	(9,352)	14.9%	Net Monetary Exposure	(19,557)	3,033	115.5%
(12,689)	(12,814)	(1.0%)	Positive Goodwill Amortization	(38,088)	(38,203)	(0.3%)

(20,686)	14,304	169.1%	Non Operating Income	12,231	35,869	193.3%

(24,193)	10,193	142.1%	Net Income before (1), (2) & (3)	2,851	26,001	-
9,587	11,569	20.7%	Income Tax (1)	1,120	9,322	-
(12)	(320)	-	Negative Goodwill Amortization (2)	21,973	32	(99.9%)
-	-	NA	Minority Interest (3)	-	-	NA

(14,618)	21,442	-	NET INCOME	25,944	35,355	36.3%

(0.48)	0.66		EPS (Ch$)	0.85	1.08
(0.04)	0.05		EPADS (US$)	0.07	0.09
30,404,284	32,651,166		Common Shares Outstanding (Th)	30,404,284	32,651,166

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 50

PRESS RELEASE Nine Months 2004 - Partially Consolidated Income Statement

Under Chilean GAAP, Thousand US$

Table 29.1

3Q 03	3Q 04	Var %	(in thousand US$ of 9M04)	9M 03	9M 04	Var %

1,362	1,343	(1.4%)	Gross Operating Margin	4,073	4,034	(1.0%)
(7,121)	(8,095)	(13.7%)	S&A Expenses	(19,478)	(20,240)	(3.9%)

(5,759)	(6,752)	(17.2%)	Operating Income	(15,404)	(16,206)	(5.2%)

19,449	25,576	31.5%	Endesa	67,439	58,359	(13.5%)
37,733	53,386	41.5%	Chilectra	130,102	91,342	(29.8%)
(3,805)	(4,743)	(24.7%)	Edesur	(29,580)	(13,539)	54.2%
3,108	(353)	(111.4%)	Edelnor	9,896	2,040	(79.4%)
(20,291)	(22,684)	(11.8%)	Cerj	(115,606)	(22,081)	80.9%
(475)	(1,148)	(141.6%)	Coelce	(3,363)	(1,912)	43.2%
3,852	4,873	26.5%	Codensa	751	13,142	-
4,089	1,660	(59.4%)	CAM LTDA	8,090	4,346	(46.3%)
(11)	695	-	Inm Manso de Velasco	678	3,239	-
1,901	1,719	(9.5%)	Synapsis	5,827	4,912	(15.7%)
-	6,806	NA	CGTF	-	16,032	NA
0	(1,320)	-	Other	(200)	(1,667)	-

45,549	64,467	41.5%	Net Income from Related Companies	74,035	154,213	108.3%

26,450	15,735	(40.5%)	Interest Income	75,573	57,840	(23.5%)
(68,247)	(24,011)	64.8%	Interest Expense	(171,629)	(91,527)	46.7%
(41,797)	(8,276)	80.2%	Net Financial Income (Expenses)	(96,057)	(33,687)	64.9%
4,359	3,997	(8.3%)	Other Non Operating Income	164,091	11,315	(93.1%)
(3,205)	(294)	90.8%	Other Non Operating Expenses	(27,310)	(15,173)	44.4%
1,155	3,703	-	Net other Non Operating Income (Expenses)	136,779	(3,858)	(102.8%)
4,278	(1,917)	(144.8%)	Price Level Restatement	(12,687)	(1,910)	84.9%
(22,319)	(13,442)	39.8%	Foreign Exchange Effect	(19,431)	6,891	135.5%
(18,041)	(15,359)	14.9%	Net Monetary Exposure	(32,119)	4,981	115.5%
(20,839)	(21,045)	(1.0%)	Positive Goodwill Amortization	(62,553)	(62,741)	(0.3%)

(33,973)	23,492	169.1%	Non Operating Income	20,086	58,908	193.3%

(39,732)	16,740	142.1%	Net Income before (1), (2) & (3)	4,682	42,702	-
15,744	19,000	20.7%	Income Tax (1)	1,839	15,310	-
(19)	(526)	-	Negative Goodwill Amortization (2)	36,087	53	(99.9%)
-	-	NA	Minority Interest (3)	-	-	NA

(24,007)	35,214	-	NET INCOME	42,608	58,064	36.3%

(0.48)	0.66		EPS (Ch$)	0.85	1.08
(0.04)	0.05		EPADS (US$)	0.07	0.09
30,404,284	32,651,166		Common Shares Outstanding (Th)	30,404,284	32,651,166

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 51

PRESS RELEASE Nine Months 2004 – Ownership of the Company

Ownership of the Company as of September 30, 2004

TOTAL SHAREHOLDERS: 9,883

Conference Call Invitation

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, October 29, 2004, at 12:00 PM (New York time). To participate, please dial +1 (617) 614-3525 or +1 (800) 561-2718 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 64703743.

The phone replay will be available since October 29, until November 5, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 89051553.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations (please note that this is a listen only mode).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 52

PRESS RELEASE Nine Months 2004 – Contact Information

Contact Information

For further information, please contact Enersis:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Pablo Lanyi-Grunfeldt Investor Relations Engineer pll@e.enersis.cl 56 (2) 353 4552	Francisco Luco Investor Relations Engineer fjlv@e.enersis.cl 56 (2) 353 4555	Cristián Palacios Investor Relations Engineer cpg1@e.enersis.cl 56 (2) 353 4492	Carmen Poblete Investor Relations Engineer cpt@e.enersis.cl 56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: November 5, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer